UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission file number: 0-30324

RADWARE LTD.
(Name of registrant)

22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K is hereby incorporated by reference into Registration Statements on Form S-8 (Commission File Numbers 333-12156, 333-13818, 333-105213, 333-114668, 333-135218, 333-161796, 333-166673, 333-166674, 333-193124 , 333-212608 and 333-218987).

CONTENTS

On August 8, 2017, Radware Ltd. (the "Company" or "Radware") filed a Form 6-K with the Securities and Exchange Commission that contained, as Exhibit 99.2 thereto, a copy of a proxy statement (the "Proxy Statement") describing the various matters to be voted upon at the 2017 annual general meeting of shareholders, scheduled to be held on Tuesday, September 19, 2017 (the "Meeting").

The Proxy Statement inadvertently stated that (and the percentage of outstanding ordinary shares shown in the table therein under "Security Ownership by Certain Beneficial Owners and Management" was based upon) the number of issued and outstanding ordinary shares was 44,280,009 (excluding 8,924,850 treasury shares) whereas the correct number should be (and the percentages shown the table be based upon) 43,479,733 (excluding 9,725,126 treasury shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.
By: /s/ Doron Abramovitch
Doron Abramovitch Chief Financial Officer

Date: September 6, 2017